Eldorado Gold Corporation

Consolidated Financial Statements

December 31, 2006 and 2005

(Expressed in thousands of U.S. dollars)

Suite 1188, Bentall 5
550 Burrard Street
Vancouver, British Columbia
V6C 2B5

Phone: (604) 687-4018
Fax: (604) 687-4026

Management’s Responsibility for Financial Reporting

Management of Eldorado Gold Corporation is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The system of controls is also supported by a professional staff of outside advisors who conduct periodic audits of many aspects of the Company’s operations and report their findings to management and the Audit Committee.

Management has a process in place to evaluate

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control - Integrated Framework. Based on that evaluation, management has concluded that internal control over financial reporting was effective as of December 31, 2006.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management, the Company’s outside advisors and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders of the Company.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, appointed by the shareholders, has audited the Company’s financial statements in accordance with Canadian generally accepted auditing standards and have expressed their opinion in the auditor’s report. Management's assessment of the effectiveness of the Company’s internal control over financial reporting as at December 31, 2006, has also been audited by PricewaterhouseCoopers LLP, and their opinion is included in their report.

(Signed) Paul N. Wright

(Signed) Earl W. Price

Paul N. Wright

Earl W. Price

President and Chief Executive Officer

Chief Financial Officer

March 22, 2007

Vancouver, British Columbia, Canada

PricewaterhouseCoopers LLP Chartered Accountants PO Box 82 Royal Trust Tower, Suite 3000 Toronto Dominion Centre Toronto, Ontario Canada M5K 1G8 Telephone +1 416 863 1133 Facsimile +1 416 365 8215

Independent Auditors’ Report

To the Shareholders of Eldorado Gold Corporation

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Eldorado Gold Corporation as of December 31, 2006 and audits of its December 31, 2005 and 2004 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Eldorado Gold Corporation as of December 31, 2006 and 2005, and the related consolidated statements of operations and cash flow for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Company’s financial statements as of December 31, 2006 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audits of the Company’s financial statements as of December 31, 2005 and 2004 and for each of the two years in the period ended December 31, 2005 in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited management's assessment, included in management’s Report on Internal Control over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework issued by the COSO. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the COSO.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants

March 22, 2007

Vancouver, British Columbia, Canada

Eldorado Gold Corporation

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	December 31, 2006 $	December 31, 2005 $

Assets

Current assets
Cash and cash equivalents	59,967	33,826
Restricted cash (note 3)	21,250	-
Accounts receivable and prepaids (note 4)	28,306	17,138
Inventories (note 5)	35,697	7,597
Future income taxes (note 11)	10,182	-

	155,402	58,561

Restricted cash (note 3)	58,300	50,000

Mining interests (note 6)	311,080	209,936

Goodwill (note 7)	2,238	2,238

	527,020	320,735

Liabilities

Current liabilities
Bank indebtedness (note 8)	15,367	-
Accounts payable and accrued liabilities	29,267	21,036
Current portion of long term debt (note 9)	333	309
Current portion of asset retirement obligations (note 10)	8,271	-

	53,238	21,345

Long term debt (note 9)	50,499	50,832

Contractual severance obligations	3,216	2,437

Asset retirement obligations (note 10)	5,420	11,143

Future income taxes (note 11)	18,742	10,051

	131,115	95,808

Shareholders’ Equity

Share capital (note 12(a))	740,061	573,721

Contributed surplus (note 12(d))	9,314	7,976

Deficit	(353,470)	(356,770)

	395,905	224,927

	527,020	320,735

Commitments (note 14)

Approved on behalf of the Board of Directors
(Signed) Robert Gilmore	Director	(Signed) Paul N. Wright	Director

Eldorado Gold Corporation

Consolidated Statements of Operations

For the years ended December 31

(Expressed in thousands of U.S. dollars except per share amounts)

	2006 $	2005 $	2004 $

Revenue
Gold sales	77,641	29,680	33,153
Interest and other income	7,048	4,117	2,762

	84,689	33,797	35,915

Expenses
Operating costs	45,850	35,378	33,109
Depletion, depreciation and amortization	1,763	9,798	4,431
General and administrative	19,030	14,937	8,425
Exploration	12,719	7,386	4,312
Accretion of asset retirement obligation	661	484	430
Foreign exchange (gain) loss	(2,050)	547	(196)
(Gain) on disposal of assets	(945)	(5,727)	(30)
Interest and financing costs	1,586	88	25
Write down of assets	2,186	19,537	-

	80,800	82,428	50,506

Income (loss) before income taxes	3,889	(48,631)	(14,591)

Income tax (expense) recovery
Current	(2,080)	(152)	1,406
Future	1,491	(343)	(757)

	(589)	(495)	649

Net income (loss) for the year	3,300	(49,126)	(13,942)

Deficit, beginning of year	(356,770)	(307,644)	(293,702)

Deficit, end of year	(353,470)	(356,770)	(307,644)

Weighted average number of shares outstanding

Basic weighted average number of common shares outstanding	337,376	284,004	257,643

Diluted weighted average number of common shares outstanding	339,177	284,004	257,643

Earnings per share
Basic income (loss) per share - US$	0.01	(0.17)	(0.05)
Diluted income (loss) per share - US$	0.01	(0.17)	(0.05)

Basic income (loss) per share - Cdn$	0.01	(0.19)	(0.07)
Diluted income (loss) per share - Cdn$	0.01	(0.19)	(0.07)

Eldorado Gold Corporation

Consolidated Statements of Cash Flows

For the years ended December 31

(Expressed in thousands of U.S. dollars)

	2006 $	2005 $	2004 $

Cash flows generated from (used in):

Operating activities
Net earnings (loss) for the year	3,300	(49,126)	(13,942)
Items not affecting cash
Accretion of asset retirement obligation	661	484	430
Amortization of hedging gain	-	-	329
Contractual severance expense	1,377	1,801	318
Depletion, depreciation and amortization	1,763	9,798	4,431
Foreign exchange loss	-	-	11
Future income taxes	(1,491)	343	757
Loss (gain) on disposal of assets	515	(227)	8
Imputed interest and financing costs	91	-	-
Contractual severance obligation	(598)	-	-
Stock-based compensation	3,542	2,426	3,720
Write down of assets	-	19,537	28

	9,160	(14,964)	(3,910)
Changes in non-cash working capital (note 13)	(31,668)	4,478	(6,955)

	(22,508)	(10,486)	(10,865)

Investing activities
Acquisition of property, plant and equipment for cash	(88,299)	(88,758)	(22,772)
Proceeds on disposal of mining interest	1,845	227	357
Deferred development expenditures on non-producing properties	(6,871)	(650)	(573)
Value added taxes recoverable on mining interest investments	(7,579)	(8,759)	-
Restricted cash	(29,550)	(50,000)	-
Acquisition of Afcan, net of cash received	-	664	-
Proceeds from disposal of investments	-	-	70

	(130,454)	(147,276)	(22,918)

Financing activities
Long term debt proceeds received	-	50,000	-
Repayment of long term debt	(400)	(986)	-
Proceeds from bank indebtedness	15,367	-	-
Share issuance costs	(7,089)	-	-
Issuance of common shares for cash	171,225	7,184	63,708

	179,103	56,198	63,708

Net increase (decrease) in cash and cash equivalents	26,141	(101,564)	29,925

Cash and cash equivalents - beginning of year	33,826	135,390	105,465

Cash and cash equivalents - end of year	59,967	33,826	135,390

Supplementary cash flow information (note 13)

1.

Nature of operations

Eldorado Gold Corporation (“Eldorado” or the “Company”) is engaged in exploration for, and development and mining of gold. The Company has on-going exploration and development projects in Brazil, China and Turkey. On July 1, 2006, the Company commenced production in Turkey. Production in China commenced on February 1, 2007. Production operations in Brazil ceased in the first quarter of 2007.

2.

Significant accounting policies

(a)

Basis of presentation and principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), and presented in United States dollars. As disclosed in note 16, Canadian GAAP differs in certain material respects from accounting principles generally accepted in the United States (“US GAAP”).

All material inter-company balances and transactions have been eliminated.

(b)

Use of estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include assumptions and estimates relating to determining defined ore bodies, reserves value beyond proven and probable mine life, fair values for purposes of impairment analysis, reclamation obligations, non-cash stock-based compensation and warrants, valuation allowances for future income tax assets, and future income tax liabilities. Actual results could differ from these estimates.

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments having maturity dates of three months or less from the date of acquisition that are readily convertible to cash.

2.

Significant accounting policies (continued)

(d)

Inventories

i.

In-process inventory consists of stock piled ore, ore on leach pads, crushed ore, in-circuit material at properties with milling or processing operations and doré awaiting refinement, all valued at the lower of average cost or net realizable value. In-process inventory costs consist of direct production costs including mining, crushing and processing and allocated indirect costs, including depreciation, depletion and amortization of mining interests.

Inventory costs are charged to operations on the basis of ounces of gold sold. The Company regularly evaluates and refines estimates used in determining the costs charged to operations and costs absorbed into inventory carrying values based upon actual gold recoveries and operating plans.

ii.

Materials and supplies inventory consists of consumables used in operations such as fuel, chemicals, reagents and spare parts valued at the lower of average cost and replacement cost and, where appropriate, less a provision for obsolescence.

(e)

Investments

Investments in other companies where the Company does not exercise significant influence are carried at the lower of cost and quoted market value.

Investments where the Company has the ability to exercise significant influence are accounted for on the equity basis where the investment is initially recorded at cost and subsequently adjusted for the Company’s share of the income or loss and capital transactions of the investee, less provision, if any, for other than temporary impairment in value.

(f)

Deposits

Deposits, such as those required by governmental authorities for possible environmental liabilities, are recorded at cost.

(g)

Fair value of financial instruments

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, bank indebtedness, and long term debt approximate their fair values.

Fair value estimates are made at the balance sheet date, based on relevant market information and other information about the financial instruments.

2.

Significant accounting policies (continued)

(h)

Mining interests

Mining interests include development expenditures and property, plant and equipment recorded at cost. Cost includes expenditures made on properties under development and the estimated fair value of any related asset retirement obligation at the time the obligation is originally recorded.

Mineral properties and capitalized development costs are depreciated, depleted and amortized over a mine’s estimated life using the units of production method calculated on the basis of proved and probable reserves. Buildings, machinery, mobile and other plant and equipment are depreciated on a straight-line basis over the lesser of the estimated useful life of the assets and the remaining life of the mine.

Where events or changes in circumstances suggest impairment of long lived assets, estimated undiscounted future net cash flows are calculated using estimated future gold prices, proven and probable reserves, value beyond proven and probable reserves, and estimated net proceeds from the disposition of assets on retirement less operating and sustaining capital and reclamation costs. If projected undiscounted future cash flows are less than the carrying value, the estimated fair value is calculated using discounted future net cash flows and the asset is written down to fair value with an impairment charge to operations. Where future net cash flows cannot be estimated and other events or changes in circumstances suggest impairment, management determines whether the carrying cost is recoverable and fair value using best estimates and comparative situations in the market place.

(i)

Exploration and development

Exploration costs are charged against operations as incurred until a mineral resource having economic potential is identified on a property, from which time a property is considered to be a development project and such expenditures are capitalized as development costs.

(j)

Goodwill

Goodwill, which arose on the acquisition of Afcan Mining Corporation in 2005, represents a combination of the potential for the discovery of additional mineable ounces from properties or mining rights acquired in the transaction and the potential for increased revenues as a result of higher gold prices. Goodwill is not amortized.

The Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether events or changes in circumstances indicate that the carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of the reporting units to which goodwill was allocated to their carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company would compare the implied fair value of the goodwill to its carrying value and any excess of the carrying value over the fair value would be charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

2.

Significant accounting policies (continued)

(k)

Foreign currency translation

Monetary assets and liabilities denominated in currencies other than the United States dollar are translated into United States dollars using rates of exchange in effect at the balance sheet date. Revenue and expense items denominated in foreign currencies are translated at average rates in effect at the time of the related transaction. Non-monetary items are translated at historical rates. Any gains and losses are reflected in earnings.

(l)

Capital lease obligations

Leases that transfer substantially all of the benefits and risks of ownership to the Company are accounted for as capital leases. Assets recorded under capital leases are amortized on a straight-line basis over the term of the lease. Obligations recorded under capital leases are reduced by lease payments net of imputed interest.

(m)

Asset retirement obligations

Asset retirement obligations (“ARO’s”) represent the estimated discounted net present value of statutory, contractual or other legal obligations relating to site reclamation and restoration costs that the Company will incur on the retirement of assets and abandonment of mine and exploration sites. ARO’s are added to the carrying value of property, plant, equipment and mining interests as such expenditures are incurred and amortized against income over the useful life of the related asset. ARO’s are determined in compliance with recognized standards for site closure and mine reclamation established by governmental regulation.

Over the life of the asset, imputed interest on the ARO liability is charged to operations as accretion of asset retirement obligations on the consolidated statement of operations using the discount rate used to establish the ARO. The offset of accretion expense is added to the balance of the ARO.

Where information becomes available that indicates a recorded ARO is not sufficient to meet, or exceeds, anticipated obligations, the obligation is adjusted accordingly and added to, or deducted from, the ARO.

(n)

Stock-based compensation

The Company has three share option plans, which are described in note 12(b). The Company records all stock-based compensation using the fair value method.

Under the fair value method, stock-based compensation is measured at the estimated fair value of the consideration received or the estimated fair value of the equity instruments issued or liabilities incurred, whichever estimate is more reliable. Compensation expense is recognized on the graded method over the stock option vesting period. Adjustments to compensation expense due to not meeting employment vesting requirements or expiry of unexercised options are accounted for in the period when the options expire or the vesting requirements are not met.

2.

Significant accounting policies (continued)

Consideration received on the exercise of stock options and the related transfer from contributed surplus are recorded as share capital.

(o)

Income taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using income tax rates expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in rates is included in operations. A future income tax asset is recorded when the probability of the realization is more likely than not.

(p)

Revenue recognition

Revenue from the sale of bullion is recognized when persuasive evidence of an arrangement exists, the bullion has been shipped, title has passed to the purchaser, the price is fixed or determinable, and collection is reasonably assured.

(q)

Earnings (loss) per share

Earnings or loss per share are presented for basic and diluted net income (loss). Basic earnings per share is computed by dividing net income or loss by the weighted average number of outstanding common shares for the year.

The computation of diluted earnings per share reflects the dilutive effect of the exercise of stock options and warrants outstanding as at year-end using the treasury stock method. Diluted loss per share information is not disclosed as it would be anti-dilutive.

(r)

Capitalization of interest

Where the Company has secured debt financing to finance the cost of specific projects, interest is capitalized on the related construction and development project until the project commences commercial operation or the development ceases.

(s)

Stripping costs

Stripping costs incurred during the production phase of a mine are considered production costs and included in the cost of inventory produced during the period in which stripping costs are incurred. To the extent that the commercial production has not commenced pre-stripping costs are capitalized as mine development costs. Production is deemed to have commenced when saleable minerals excluding removal of de minimus material are extracted from an ore body.

3.

Restricted cash

Restricted cash represents short term interest bearing money market securities and funds held on deposit as collateral:

	December 31, 2006 $	December 31, 2005 $

Current:
Collateral account against HSBC Bank USA, National Association (“HSBC”) letters of credit (note 9)	21,250	-
Non-current:
Collateral account against the HSBC bank loan (note 10(a))	50,000	50,000
Environmental guarantee deposit	8,300	-

	58,300	50,000

The environmental guarantee deposit is held on account with a Turkish bank pursuant to environmental and pollution guarantees required by the Turkish Ministry of the Environment. The funds are invested at prevailing bank rates. Interest earned on these deposits is included in interest and other income as presented in the consolidated statement of operations.

4.

Accounts receivable and prepaids

	December 31, 2006 $	December 31, 2005 $

Value added taxes recoverable	19,907	11,766
Other receivables and advances	3,325	3,297
Prepaid expenses and deposits	5,074	2,075

	28,306	17,138

5.

Inventories

	December 31, 2006 $	December 31, 2005 $

In-process inventory including doré	30,002	4,804
Materials and supplies	5,695	2,793

35,697	7,597

6.

Mining interests

	December 31, 2006

	Cost $	Accumulated depreciation, depletion and amortization $	Net book value $

Operating assets and mines under construction

Deferred development cost	72,726	761	71,965
Mining and processing equipment	113,526	7,269	106,257
Assets under construction	102,660	-	102,660

	288,912	8,030	280,882

Non-producing properties under development	30,198	-	30,198

	319,110	8,030	311,080

	December 31, 2005

	Cost $	Accumulated depreciation, depletion and amortization $	Net book value $

Operating assets and mines under construction

Deferred development cost	72,147	157	71,990
Mining and processing equipment	29,145	3,810	25,335
Assets under construction	89,284	-	89,284

	190,576	3,967	186,609

Non-producing properties under development	23,327	-	23,327

	213,903	3,967	209,936

7.

Acquisition of Afcan Mining Corporation

On September 13, 2005, the Company acquired all of the outstanding common shares of Afcan Mining Corporation (“Afcan”) and Afcan’s 85% interest in the Tanjianshan Gold Project (“Tanjianshan”), a project located in Qinghai Province in Western China (the “Afcan Transaction”). In addition to Tanjianshan, exploration opportunities exist within the property acquired. The Company issued 23,045,151 common shares to the shareholders of Afcan for all of Afcan’s outstanding common shares. In addition, the Company issued (or assumed the obligation to issue) 4,595,952 share purchase warrants and 91,538 fully vested stock options. Acquisition costs of $1,258 were incurred by the Company.

This business combination has been accounted for as a purchase transaction, with the Company being identified as the acquirer and Afcan as the acquiree. These consolidated financial statements include 100% of Afcan’s operating results since September 14, 2005. As provided under the terms of the acquisition agreement, during 2006 ownership interest in the Tanjianshan project increased to 90% when the Company’s capital investment reached $50,000.

The total Afcan share purchase price of $58,738 was allocated as follows:

Fair value of net assets acquired		Purchase price consideration

	$		$

Cash	11,922	Common shares of the Company	56,235
Accounts receivable and advances	1,991	Share purchase warrants	1,204
Inventory	437	Stock options	41
Fixed assets	497	Acquisition costs	1,258
Property, plant and equipment	64,500
Goodwill	2,238		58,738
Accounts payable	(5,600)
Loans payable to Sino Gold Limited	(2,127)
Loan payable to the Company	(10,000)
Future income taxes	(5,120)

	58,738

Upon acquisition, the Company received net cash proceeds from Afcan of $664. Net cash proceeds consist of the cash balance acquired of $11,922 less acquisition costs incurred of $1,258 less the loan outstanding from Afcan to Eldorado of $10,000.

8.

Bank indebtedness

During 2006, Qinghai Dachaidan Mining Limited (“QDML”), a 90% owned-subsidiary of the Company and the operator of the Tanjianshan project, secured working capital loans from the China Construction Bank as follows:

$

80 million Chinese Renminbi one-year term demand loan due September 27, 2007, bearing annual interest of 5.814%	10,245
40 million Chinese Renminbi six-month term demand loan due June 24, 2007, bearing annual interest of 5.301%	5,122

15,367

Interest on both loans is calculated monthly and payable quarterly.

The loans are collaterized by way of irrevocable letters of credit drawn on HSBC not to exceed $21,250 in total. The letters of credit have an expiry date of February 17, 2007 that is deemed automatically extendable without amendment for a period of one year unless HSBC provides notice 45 days prior to the expiration date of its intent not to extend the term. The HSBC letters of credit are collateralized by the current portion of restricted cash, which is held by HSBC in a collateral account (note 3).

9.

Long-term debt

	December 31, 2006 $	December 31, 2005 $

HSBC revolving credit facility due February 28, 2010	50,000	50,000
Sino Gold Limited due December 31, 2009, net of imputed interest	832	1,141

	50,832	51,141
current portion:
Sino Gold Limited, net of imputed interest	333	309

	50,499	50,832

(a)

HSBC term revolving credit facility

HSBC has authorized advances of up to $65,000 to Tuprag Metal Madencilik Sanayi Ve Ticaret Limited Surketi a wholly-owned subsidiary of the Company, (“Tuprag”) under the terms of a term revolving credit facility due February 28, 2010 (the “Credit Facility”). As at December 31, 2006, HSBC had advanced $50,000. The Credit Facility can be drawn down in minimum tranches of $1,000 plus multiples of $250. Each drawdown bears interest fixed at the prevailing LIBOR plus 1.25% on the date each tranche is drawn down. To date, the Credit Facility has been drawn in four tranches bearing a weighted average interest rate of 6.00%. The Credit Facility is renewable at the Company’s option for the term of the loan.

9.

Long-term debt (continued)

Under the terms of the Credit Facility, Eldorado is required to fully collateralize any HSBC advances to Tuprag with funds of an equal amount deposited on account with HSBC as represented by $50,000 included in non-current restricted cash (note 3) held on deposit in a collateral account with HSBC.

(b)

Sino Gold loan

The consideration paid for the Tanjianshan property in 2003 included a non-interest bearing loan from Sino Gold Limited (the “Loan”). On acquisition of Afcan in September 2005, the balance of the Loan then outstanding was included in the determination of net assets acquired. Imputed interest has been calculated using a discount rate of 8%.

The Loan is repayable in equal annual installments of $400 on December 31 of each year until 2008, with a final installment of $150 due December 31, 2009.

	December 31, 2006 $	December 31, 2005 $

Balance outstanding on the stated Loan balance	950	1,350
Less: imputed interest	118	209

	832	1,141

10.

Asset retirement obligations

	December 31, 2006

	Brazil $	China $	Turkey $	Total $

Balance beginning of year	9,055	627	1,461	11,143
Net present value of estimated future obligations arising on revision of prior year’s estimates	-	495	1,392	1,887
Accretion expense	540	33	88	661

Balance end of year	9,595	1,155	2,941	13,691
Less: current portion	8,271	-	-	8,271

Long term portion	1,324	1,155	2,941	5,420

Estimated undiscounted value	9,822	1,775	5,919	17,516

10.

Asset retirement obligations (continued)

	December 31, 2005

	Brazil $	China $	Turkey $	Total $

Balance beginning of year	8,059	-	-	8,059
Net present value of estimated future obligations incurred on operations completed this year	512	627	1,461	2,600
Net present value of estimated future obligations arising on revision of prior year’s estimates
Accretion expense	484	-	-	484

Balance end of year	9,055	627	1,461	11,143
Less: current portion	-	-	-	-

Long term portion	9,055	627	1,461	11,143

Estimated undiscounted value	9,822	1,000	3,116	13,938

The ARO estimates attributable to Brazil and Turkey have been determined with reference to independent studies obtained by the Company during 2003 and 2006 respectively that assumed a closure in the first quarter of 2007 in Brazil and 2018 in Turkey.

In China, the ARO is based on management’s fair value estimate of the closure costs assuming closure in 2014.

In all cases, the net present values contemplate a credit adjusted risk free interest rate of 6%.

11.

Income taxes

The significant components within the Company’s future tax liability were as follows:

	December 31, 2006 $	December 31, 2005 $

Future income tax assets
Mineral properties	4,688	8,879
Capital assets	13,622	14,742
Loss carry forwards	86,843	76,916
Mining interest investment allowance and other	13,864	11,174
Liabilities on reclamation accrual	6,057	5,615

	125,074	117,326
Valuation allowance	(112,098)	(107,210)

	12,976	10,116

Future income tax liabilities
Mineral properties	2,656	5,924
Capital assets	10,001	7,219
Undistributed earnings of subsidiary	-	28
Unrealized gains on foreign exchange translation	8,879	6,996

	21,536	20,167

Net future income tax liabilities	8,560	10,051

Net future income tax liabilities of $8,560 include current future income tax assets of $10,182 related to the Turkish operations that have been recognized in the current year in respect of prior year’s income tax losses and investment allowances because management believes it to be more likely than not, the benefit of these assets will be realized against current income taxes otherwise payable in 2007. Non-current future income tax liabilities of $18,742 recognize liabilities for future income tax consequences attributable to differences between the carrying value of assets and liabilities and their respective values for income tax purposes.

11.

Income taxes (continued)

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial tax rates to income (loss) before income taxes. These differences result from the following items:

	2006 $	2005 $	2004 $

Combined Canadian federal and provincial statutory rate	1,327	(16,953)	(5,197)
Losses not recognized	1,070	14,069	4,049
Difference in foreign tax rates	(1,895)	(1,007)	(1,271)
Foreign exchange	4,239	3,351	3,816
Future income tax assets not previously recognized	(7,010)	(238)	(1,257)
Non-deductible expense and other items	2,858	1,273	(789)

	589	495	(649)

At December 31, 2006, the Company and its subsidiaries, excluding Brazil, had available losses for income tax purposes of approximately $33,500 in Canada and $10,000 in Turkey (December 31, 2005 - $27,200 and $22,300, respectively), expiring in various years from 2008 to 2026.

In addition, the Company’s Brazilian subsidiaries have losses of $208,000 (December 31, 2005 - $177,000) which can be used to offset taxable income and $188,000 (December 31, 2005 - $160,000) which can be used to offset income for social contribution tax. These losses have no expiry date and can be used to offset 30% of income in any one year.

12.

Shareholders’ Equity

(a)

Authorized share capital

The Company’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value.

Voting common shares

	Number of shares	Amount $

Balance, January 1, 2004	253,961,176	444,665
Shares issued upon exercise of share options, for cash	1,592,500	1,536
Shares issued upon exercise of warrants, for cash	10,100	32
Financing, net of issue costs	20,700,000	62,140

Balance, December 31, 2004	276,263,776	508,373
Shares issued upon exercise of share options, for cash	1,282,666	3,070
Shares issued for acquisition of Afcan	23,045,151	56,235
Shares issued upon exercise of Afcan warrants, for cash	1,985,785	4,114
Warrants reallocated to share capital upon exercise	-	303
Estimated fair value of share options exercised	-	1,626

Balance, December 31, 2005	302,577,378	573,721
Financing, February 2006, net of issue costs	34,500,000	154,406
Shares issued upon exercise of share options, for cash	1,476,075	4,234
Shares issued upon exercise of Afcan warrants, for cash	2,594,778	5,496
Warrants reallocated to share capital upon exercise	-	902
Estimated fair value of share options exercised	-	1,302

Balance, December 31, 2006	341,148,231	740,061

At December 31, 2006, there were no non-voting common shares outstanding.

(b)

Share option plans

The Company has three share option plans (“Plans”) approved by the shareholders under which share purchase options (“Options) can be granted to directors, officers, employees, and consultants.

The Company’s Employee Plan, as amended from time to time, was established in 1994. Subject to a 10 year maximum, Employee Plan Options generally have a five year term. Employee Plan Options vest at the discretion of the Board of Directors at the time an Option is granted, typically in three separate tranches over two years. As at December 31, 2006, a total of 1,873,380 (December 31, 2005 - 2,574,046) Options were available to grant to employees, consultants or advisors under the Employee Plan.

12.

Shareholders’ Equity (continued)

The Company’s Directors and Officers Plan (“D&O Plan”) was established in 2003 and amended in 2005. Subject to a 10 year maximum, D&O Plan Options generally have a five year term. D&O Options vest at the discretion of the Board of Directors at the time an Option is granted, typically in three separate tranches over two years. As at December 31, 2006, a total of 3,783,350 (December 31, 2005 - 4,658,350) Options were available to grant to directors and officers under the D&O Plan.

On acquisition, Afcan had an incentive stock option plan (the “Afcan Plan”) under which three Afcan employees who continued to be employed by Eldorado had been granted options (“Old Afcan Options”) that were fully vested. Under the terms of the Afcan Transaction, the Old Afcan Options were converted into New Afcan Options on the basis of one New Afcan Option for every 6.5 Old Afcan Options. Under this arrangement, the Toronto Stock Exchange approved 91,538 New Afcan Options to continue to be held under the Afcan Plan until exercised or expired. No further New Afcan Options are permitted to be granted under the Afcan Plan. As at December 31, 2006, 68,462 (December 31, 2005 - 91,538) New Afcan Options remain unexercised.

The continuity of share purchase options outstanding including the New Afcan Options is as follows:

	Weighted average exercise price Cdn$	Number of options	Contractual weighted average remaining life (years)

Balance, December 31, 2004	3.25	5,638,000	3.3
Granted under the Employee Plan and the D&O Plan	3.29	2,805,000
Granted under the Afcan Plan	1.47	91,538
Exercised	2.82	(1,282,666)
Expired or cancelled	3.53	(75,000)

Balance, December 31, 2005	3.35	7,176,872	3.4
Granted	5.43	1,589,000
Exercised	3.30	(1,476,075)
Cancelled	3.37	(13,334)

Balance, December 31, 2006	3.82	7,276,463	2.8

At December 31, 2006, 5,327,129 (December 31, 2005 - 5,373,739) share purchase options with a weighted average exercise price of Cdn$3.59 (December 31, 2005 - Cdn$3.33) had vested and were exercisable.

12.

Shareholders’ Equity (continued)

Options outstanding at December 31, 2006 were as follows:

	December 31, 2006
	Total Options Outstanding			Exercisable Options
Range of exercise price Cdn$	Shares	Weighted average remaining contractual life (years)	Weighted average exercise price Cdn$	Shares	Weighted average exercise price Cdn$

$0.70 to $0.99	100,000	0.2	0.70	100,000	0.70
$1.00 to $1.99	436,539	1.2	1.76	436,539	1.76
$2.00 to $2.99	20,923	1.5	2.22	20,923	2.22
$3.00 to $3.99	4,905,001	2.6	3.52	3,970,001	3.56
$4.00 to $4.99	500,000	3.2	4.62	350,000	4.56
$5.00 to $5.99	1,214,000	4.2	5.53	416,333	5.54
$6.00 to $6.07	100,000	4.3	6.07	33,333	6.07

	7,276,463	2.8	3.82	5,327,129	3.59

(c)

Stock based compensation expense

The exercise prices of all Options granted during the period were at or above the market price at the grant date. Stock-based compensation expense is calculated using a Black-Scholes option pricing model to determine the estimated fair values of all Options granted. The value determined on the date an Option is granted is recorded over the vesting period of each respective option. This expense has been included in the undernoted expenses in the consolidated statements of operations as follows:

	2006 $	2005 $	2004 $

Operating costs	359	171	650
Exploration	170	294	176
Administrative	3,013	1,961	2,894

Total compensation cost recognized in operations, credited to contributed surplus	3,542	2,426	3,720

12.

Shareholders’ Equity (continued)

The assumptions used to estimate the fair value of Options granted during the years ended December 31, 2006, 2005 and 2004 were:

	2006	2005	2004

Risk free interest rate (range)	4.0 - 4.5%	3.5% - 4.0%	2.5% to 3.5%
Expected volatility (range)	42 - 50%	50%	50%
Expected life (range)	4 - 5 years	4 years	3 years
Expected dividends	Nil	Nil	Nil

(d)

Contributed surplus

The continuity of contributed surplus on the consolidated balance sheet is as follows:

	Contributed Surplus Attributable to:
	Stock-based compensation $	Other $	Total $

Balance, December 31, 2004	5,138	1,094	6,232

Attributed to the market value of Afcan warrants outstanding on acquisition	-	1,204	1,204
Credited to share capital on Afcan warrants exercised after acquisition	-	(302)	(302)
Value attributed to Afcan options on Afcan acquisition	41	-	41
Non-cash stock-based compensation	2,426	-	2,426
Options exercised, credited to share capital	(1,625)	-	(1,625)

Balance, December 31, 2005	5,980	1,996	7,976
Credited to share capital on Afcan warrants exercised after acquisition	-	(902)	(902)
Non-cash stock-based compensation	3,542	-	3,542
Options exercised, credited to share capital	(1,302)	-	(1,302)

Balance, December 31, 2006	8,220	1,094	9,314

13.

Supplementary cash flow information

	2006 $	2005 $	2004 $

Changes in non-cash working capital
Accounts receivable and prepaids	(3,589)	(1,892)	(5,492)
Inventories	(26,222)	(2,867)	(304)
Accounts payable and accrued liabilities	(1,857)	9,237	(1,159)

	(31,668)	4,478	(6,955)

Supplementary cash flow information
Income taxes paid	434	262	166
Interest paid	2,566	16	-

Non-cash transactions
Shares issued on acquisition of Afcan	-	56,235	-
Warrants issued in exchange for those of Afcan	-	1,204	-
Options issued in exchange for those of Afcan	-	41	-

14.

Commitments

The Company’s contractual obligations, not disclosed elsewhere, at December 31, 2006 comprise:

	2007 $	2008 $	2009 $	2010 $	2011 and later $

Capital leases	29	36	27	-	-
Operating leases and property expenditures	1,572	1,572	1,572	1,572	5,216
Purchase obligations	59,298	14,761	12,252	11,715	-

Totals	60,899	16,369	13,851	13,287	5,216

15.

Segmented information

During the year ended December 31, 2006, the Company had four reporting segments. The Brazil reporting segment includes the operations of the São Bento mine and exploration activity in Brazil. The Turkey reporting segment includes the operations of the Kisladag mine and exploration and development activities in Turkey. The China reporting segment includes the operations of the Tanjianshan mine and exploration activities in China. The Tanjianshan mine in China did not commence commercial production until February 1, 2007. The corporate reporting segment includes the operations of the Company’s corporate office.

	December 31, 2006

	Turkey $	China $	Brazil $	Corporate $	Total $

Net mining interests
Producing or under construction	130,145	140,749	9,020	968	280,882
Non-producing	28,570	-	1,628	-	30,198

	158,715	140,749	10,648	968	311,080

	December 31, 2005

	Turkey $	China $	Brazil $	Corporate $	Total $

Net Mining interests
Producing or under construction	91,297	83,556	10,860	896	186,609
Non-producing	23,327	-	-	-	23,327

	114,624	83,556	10,860	896	209,936

15.

Segmented information (continued)

Operations

	2006

	Turkey $	China $	Brazil $	Corporate $	Total $

Revenue
Gold sales	39,232	-	38,409	-	77,641
Interest and other income	310	82	1,154	5,502	7,048

	39,542	82	39,563	5,502	84,689
Expenses except the undernoted	19,248	465	36,514	10,091	66,318
Depletion, depreciation and amortization	1,489	39	-	235	1,763
Exploration	4,845	172	7,702	-	12,719

Income (loss) before tax	13,960	(594)	(4,653)	(4,824)	3,889
Income tax recovery (expense)	2,113	-	(2,636)	(66)	(589)

Net income (loss)	16,073	(594)	(7,289)	(4,890)	3,300

	2005

	Turkey $	China $	Brazil $	Corporate $	Total $

Revenue
Gold sales	-	-	29,680	-	29,680
Interest and other income	876	31	776	2,434	4,117

	876	31	30,456	2,434	33,797
Expenses except the undernoted	(448)	214	37,079	8,862	45,707
Depletion, depreciation and amortization	171	-	9,463	164	9,798
Impairment writedown	-	662	18,875	-	19,537
Exploration	1,032	-	6,354	-	7,386

Income (loss) before tax	121	(845)	(41,315)	(6,592)	(48,631)
Income tax recovery (expense)	-	-	(585)	90	(495)

Net income (loss)	121	(845)	(41,900)	(6,502)	(49,126)

15.

Segmented information (continued)

	2004

	Turkey $	China $	Brazil $	Corporate $	Total $

Revenue
Gold sales	-	-	33,153	-	33,153
Interest and other income	146	-	1,045	1,571	2,762

	146	-	34,198	1,571	35,915
Expenses except the undernoted	84		34,202	7,477	41,763
Depletion, depreciation and amortization	-	-	4,333	98	4,431
Exploration	2,839	-	1,473	-	4,312

Income (loss) before tax	(2,777)	-	(5,810)	(6,004)	(14,591)
Income tax recovery (expense)	(77)	-	826	(100)	649

Net income (loss)	(2,854)	-	(4,984)	(6,104)	(13,942)

16.

Differences between Canadian and United States GAAP

These consolidated financial statements have been prepared in accordance with Canadian GAAP. The material differences between Canadian GAAP and US GAAP affecting the Company are summarized below:

	2006 $	2005 $	2004 $

Statement of Operations
Net income (loss) reported under Canadian GAAP	3,300	(49,126)	(13,942)
Add (deduct) items subject to US GAAP
Interest capitalized under US GAAP (d)	1,586	-	-
Exploration costs (a)	(4,662)	(650)	(573)
Future income tax assets recognized thereon (b)	607	-	-

Net income (loss)	831	(49,776)	(14,515)
Other comprehensive income (loss) for the year	228	284	(470)

Comprehensive income (loss) under US GAAP	1,059	(49,492)	(14,985)

Net basic and diluted loss per share under US GAAP	(0.00)	(0.17)	(0.06)

	2006 $	2005 $	2004 $

Accumulated other comprehensive income (loss) under US GAAP
Beginning of year	47	(237)	233
Net unrealized gain (loss) on investments	228	284	(470)

End of year	275	47	(237)

16.

Differences between Canadian and United States GAAP (continued)

	2006 $	2005 $	2004 $

Assets
Total assets reported under Canadian GAAP	527,020	320,735	226,259
Less exploration costs not capitalized under US GAAP (a)	(21,186)	(16,524)	(15,874)
Future income tax asset (b)	607	-	-
Unrealized gain (loss) on investments (c)	275	47	(237)
Interest expense capitalized under US GAAP (d)	1,586	-	-

Total assets under US GAAP	508,302	304,258	210,148

	2006 $	2005 $	2004 $

Shareholders’ Equity
Shareholders’ equity reported under Canadian GAAP	395,905	224,927	206,961
Cumulative adjustments to shareholders’ equity
Exploration costs not capitalized under US GAAP (a)	(21,186)	(16,524)	(15,874)
Increase in recovery of future income taxes (b)	607	-	-
Unrealized gain (loss) on investments (c)	275	47	(237)
Interest expense capitalized under US GAAP (d)	1,586	-	-

Shareholders’ equity under US GAAP	377,187	208,450	190,850

	2006 $	2005 $	2004 $

Cash flows (used in) generated from:
Operating activities under Canadian GAAP	(22,508)	(10,486)	(10,865)
Exploration costs (a)	(4,662)	(650)	(573)
Interest expense capitalized (d)	1,586	-	-

Operating activities under US GAAP	(25,584)	(11,136)	(11,438)

Investing activities under Canadian GAAP	(130,454)	(147,276)	(22,918)
Exploration costs (a)	4,662	650	573
Interest expense capitalized (d)	(1,586)	-	-

Investing activities under US GAAP	(127,378)	(146,626)	(22,345)

Financing activities under Canadian and US GAAP	179,103	56,198	63,708

Net increase (decrease) in cash and cash equivalents for Canadian and US purposes	26,141	(101,564)	29,925
Cash and cash equivalents - beginning of period	33,826	135,390	105,465

Cash and cash equivalents - end of period	59,967	33,826	135,390

16.

Differences between Canadian and United States GAAP (continued)

A description of US GAAP that results in material differences from Canadian GAAP is as follows:

(a)

Exploration costs

Exploration costs are accounted for in accordance with Canadian GAAP as disclosed in note 3(g). For US GAAP purposes, exploration costs relating to unproven mineral properties are expensed as incurred until completion of a feasibility study, after which exploration and development costs are capitalized.

(b)

Future income taxes

Under US GAAP, after expensing exploration costs incurred in Turkey, the Company would recognize an additional $607 in future income tax assets.

(c)

Investments

Under US GAAP, marketable securities are classified as “held to maturity”, “held for trading”, or “available-for-sale” in accordance with FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities (“FAS 115”). Certain securities held by the Company would be classified as “available for sale” under FAS 115 and would be recorded at market value, with any unrealized gain or loss recorded in other comprehensive income.

(d)

Interest expense

Under Canadian GAAP, where the Company has secured debt financing to finance the cost of specific projects, interest is capitalized on the related construction and development project until the project commences commercial operation or development ceases at which time the interest is charged to operations. Under US GAAP interest is capitalized on an interest avoidance basis. Under this method, regardless of the application of the loan proceeds any interest incurred is capitalized to the cost of any development or construction project to the extent of the lesser of the interest cost incurred or the amount that can be attributed to the cost any capital development or construction costs and any uncapitalized interest is charged to operations.

16.

Differences between Canadian and United States GAAP (continued)

(e)

Recent United States accounting pronouncements

(i)

Uncertain tax positions

In June 2006, the FASB issued Accounting for Uncertain Tax Positions - an Interpretation of FASB Statement No. 109, “FIN 48” which prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in the Company’s tax returns. FIN 48 provides guidance on recognition, classification, presentation and disclosure of unrecognized tax benefits. Management is required to adopt this statement effective January 1, 2007 and is currently assessing the impact on the Company’s financial statements.

(ii)

Fair value measurements

In September 2006, the FASB issued SFAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands fair value disclosures. The standard does not require any new fair value measurements. This standard is effective for fiscal years beginning after November 15, 2007. Management is currently assessing the impact on the Company’s financial statements.

(f)

Warrants and other instruments exercisable in a currency other than the functional currency of the entity

In a recent continuous disclosure review, the SEC determined that for US GAAP purposes it is generally not possible to treat as equity, warrants whose exercise price is different from the functional currency of the entity. The SEC’s view is that for US GAAP purposes such warrants are derivative instruments and should be recorded as liabilities and carried at fair value, with changes in fair value recorded in earnings. This interpretation does not apply under Canadian GAAP. A recent meeting of the FASB included a discussion of an analogous issue and the FASB is considering whether companies be allowed to implement a change in accounting for this analogous situation in a future year. The Company intends to apply the FASB guidance when it is known and the effect can be determined.

16.

Differences between Canadian and United States GAAP (continued)

(g)

Recent Canadian accounting pronouncements

(i)

Financial instruments - Recognition and measurement, Section 3855

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether the fair value or cost-based methods are used to measure the amounts. It also specifies how financial instrument gains and losses are to be presented. Management is currently finalizing its evaluation of the impact of this standard on the Company’s Canadian GAAP financial statements.

In April 2005, the Canadian Accounting Standards Board issued new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, together with related consequential changes. These new standards will affect the Company’s Canadian GAAP interim and annual financial statements beginning in the first quarter of 2007. The most significant new standards are as follows:

(ii)

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. The adoption of this standard is not expected to impact the Company.

(iii)

Comprehensive income, Section 1530

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income for the Company will include holding gains and losses on investments designated as available for sale.